SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
	▪ Naspers Limited press release: Naspers acquires 30% in a leading Russian internet company, Mail.ru, issued January 23, 2007.	

Naspers acquires 30% in leading Russian internet company

South Africa, 23 January 2007 – Naspers Limited (JSE: NPN, NASDAQ: NPSN), today announced that it has acquired a 30% minority stake in Russian internet company Mail.ru for a consideration of US$165 million. The shares have been acquired from Digital Sky Technologies and Tiger Global Management, who remain shareholders of the company.

Mail.ru is a leading provider of internet and communication services to the global Russian-speaking community, estimated to be approximately 300 million people. Ranked as the number one email service for Russian speaking users, it markets and provides a wide range of communication services. At present Mail.ru has some 24 million unique monthly visitors, and about two billion monthly page views.

Russia has shown good economic growth over the past few years, at a GDP expansion of more than 6% annually.

Commenting on the acquisition, Naspers global internet CEO, Antonie Roux said, "We are impressed with Mail.ru's excellent management team. What we have found particularly striking is the superb quality of software engineers the Russian education system provides."

Mail.ru CEO, Dmitry Grishin, said, "We are delighted to have Naspers as our partner. They bring experience of various technologies in about 50 countries. We look forward to working with such a globally diversified group."

23 January 2007

Contact details:
Beverley Branford
Naspers Investor Relations
+27 21 406 4824
+27 83 500 8012
bbranford@naspers.com

Important legal information:
This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our

expectations. These factors include, but are not limited to, the risk that the group companies will not consummate the proposed reorganization; the costs related to the proposed reorganization; the risk that all anticipated benefits may not be obtained; and other key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). None of Naspers, MIHH or MIHL are under any obligation to (and expressly disclaims any obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

About Naspers:
Naspers is a multinational media company with principal operations in electronic media (including pay-television, internet and instant-messaging subscriber platforms and the provision of related technologies) and print media (including the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services). Naspers' most significant operations are located in South Africa, where it generates most of its revenues, with other operations located elsewhere in Sub-Saharan Africa, Greece, China, the Netherlands, the United States and Thailand. Naspers creates media content, builds brand names around it, and manages the platforms distributing the content. Naspers delivers its content in a variety of forms and through a variety of channels, including television platforms, internet services, newspapers, magazines and books.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        NASPERS LIMITED

Date: January 24, 2007 by

                      Name: Stephan J. Z. Pacak
                      Title: Director